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                                  [LETTERHEAD]



                                                                      EXHIBIT 16



    June 21, 1999



Re: THE BOYDS COLLECTION, LTD.



Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549



Dear Sirs or Madams:



    We were previously principal accountants for The Boyds Collection, Ltd. On April 21, 1998, our appointment as principal accountants was terminated. We have read the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Change in Accountants" in Boyds' Registration Statement on Form S-4 (Reg. No. 333-79647), and we agree with such statements, except that we are not in a position to agree or disagree with Boyds' statement that Deloitte & Touche LLP was not consulted on items which concerned the subject matter of a disagreement or reportable event with the former auditor, as described in Item 304(a)(2) of Regulation S-K.



STAMBAUGH-NESS, P.C.